Exhibit 99.1

BP p.l.c.

Unaudited pro forma consolidated income statement

The unaudited pro forma consolidated income statement for the nine months ended 30 September 2013, presented herein, is presented to give effect to the sale of BP’s 50% shareholding in TNK-BP, and BP’s acquisition of an additional 18.5% shareholding in Rosneft (the “Transaction”). On 3 May 2013, BP filed a Report on Form 6-K with the US Securities and Exchange Commission (the “SEC”) which included an unaudited pro forma consolidated income statement for the three months ended 31 March 2013 giving effect to the Transaction. On 6 May 2013, BP filed a Report on Form 6-K/A with the SEC which included an unaudited pro forma consolidated balance sheet as at 31 December 2012 and an unaudited pro forma consolidated income statement for the year ended 31 December 2012 giving effect to the Transaction. On 30 July 2013, BP filed a Report on Form 6-K with the SEC which included an unaudited pro forma consolidated income statement for the six months ended 30 June 2013.

Disposal of TNK-BP

In BP Annual Report and Form 20-F 2012 the Transaction was disclosed as consisting of three tranches under which BP would receive $25.4 billion (including a $0.7 billion dividend received from TNK-BP in December 2012) and Rosneft shares representing a 3.04% stake in Rosneft; BP would then use $4.8 billion of the cash to acquire a further 5.66% in Rosneft from Rosneftegaz and $8.3 billion to acquire a further 9.80% stake in Rosneft from a Rosneft subsidiary. As disclosed in BP’s First quarter 2013 Form 6-K as filed with the SEC on a Report on Form 6-K dated 30 April 2013 (the “First Quarter Form 6-K”), on completion, the transactions between BP, Rosneft and the Rosneft subsidiary were instead settled on a net basis, such that BP received the 9.80% stake in Rosneft directly rather than receiving and immediately paying $8.3 billion in cash. The net result was the same.

The gain on disposal of BP’s investment in TNK-BP, recognized in the TNK-BP segment, was $12.5 billion:

$ million
Agreed cash disposal proceeds	25,425
Amount settled net in Rosneft shares (9.80% stake)	(8,309)
TNK-BP dividend received by BP in December 2012	(709)
Interest on cash proceeds	239

Disposal proceeds received in cash	16,646
Shares in Rosneft received (9.80% and 3.04% stake)	10,755

Consideration received	27,401
Less: carrying value of investment in TNK-BP	(12,393)

15,008
Deferral of gain	(2,959)
Gain on existing 1.25% investment in Rosneft	523
Other	(72)

Gain on disposal of investment in TNK-BP	12,500

Disposal proceeds of $4.9 billion were used to purchase a 5.66% stake in Rosneft from Rosneftegaz ($4.8 billion described above plus $0.1 billion of interest). The net cash inflow relating to the Transaction included in net cash flow from investing activities in the cash flow statement was $11.8 billion.

Part of the gain arising on the disposal, amounting to $3.0 billion, has been deferred due to BP selling its investment in TNK-BP to Rosneft, which following the Transaction is now accounted for by BP as an associate. The deferred gain will be released to BP’s income statement over time as the TNK-BP assets are depreciated or amortized.

BP p.l.c.

Unaudited pro forma consolidated income statement

Investment in Rosneft

BP’s investment in Rosneft is included in the balance sheet as at 30 September 2013 which is included within BP’s third quarter 2013 results as filed with the SEC on a Report on Form 6-K dated 29 October 2013 (the “Third Quarter Form 6-K”) in the line investments in associates. The investment is measured at cost less the deferred gain described above (in roubles), plus post-acquisition changes in BP’s share of Rosneft’s net assets, and amounted to approximately $13.0 billion at 31 March 2013:

$ million
Shares in Rosneft received	10,755
Shares purchased from Rosneftegaz	4,871
Value of agreements to purchase Rosneft shares accounted for as derivatives	(726)
Deferred gain	(2,959)

Amount included in capital expenditure	11,941
Value of existing 1.25% investment in Rosneft	1,006

Investment in Rosneft on completion	12,947

BP’s share of Rosneft’s post-acquisition earnings after tax (21 March – 31 March)	85
Exchange adjustments	(62)

Investment in Rosneft at 31 March 2013	12,970

As disclosed in the Third Quarter Form 6-K, the total amounts that will ultimately be paid by BP in relation to all the obligations relating to the Gulf of Mexico oil spill incident are subject to significant uncertainty and the ultimate exposure and cost to BP will be dependent on many factors, including in relation to any new information or future developments. These could have a material impact on our consolidated financial position, results of operations and cash flows. Except for those matters disclosed in BP Annual Report and Form 20-F 2012, the Report on Form 6-K dated 30 July 2013 containing BP’s second quarter 2013 results and the Third Quarter Form 6-K, as at the date hereof, the management of BP is not aware of any matters that could materially impact the results and financial position as presented in the unaudited pro forma consolidated income statement. The unaudited pro forma consolidated income statement has been prepared on the following basis:

•

The unaudited pro forma consolidated income statement has been prepared on the basis of the best information available to BP’s management and on the basis of assumptions that BP’s management believes are factually supportable and recurring.

•

The unaudited pro forma consolidated income statement has been derived from BP’s unaudited consolidated financial statements for the nine months ended 30 September 2013, and Rosneft’s Interim Condensed Consolidated Financial Statements (Unaudited) for the three months ended 31 March 2013 (as reported by Rosneft on 30 April 2013), including the results of TNK-BP for the three months ended 31 March 2013.

•

The unaudited pro forma consolidated income statement for the nine months ended 30 September 2013 is presented to show the effect of the Transaction as if the Transaction had occurred on 1 January 2012.

•	The unaudited pro forma consolidated income statement discloses income from continuing operations before non-recurring charges or credits directly attributable to the Transaction.

•	The unaudited pro forma consolidated income statement should be read in conjunction with BP’s historical financial statements and accompanying notes.

•

The unaudited pro forma consolidated income statement has been prepared for illustrative and informational purposes only and does not include adjustments for certain items, including those described below. As such, it is not intended to reflect what BP’s financial position and results of operations would have been had the Transaction occurred on the date indicated and is not necessarily indicative of our future financial position and future results of operations.

The pro forma adjustments represented in the unaudited pro forma consolidated income statement reflect the recognition of BP’s additional ownership of 18.5% of Rosneft, bringing BP’s total shareholding in Rosneft to 19.75%, with effect from 1 January 2012. The unaudited pro forma consolidated income statement includes adjustments to give effect to the following items:

•	Removal of the $12,500 million gain on disposal of BP’s investment in TNK-BP.

•

Adjustment for BP’s pro forma share of Rosneft’s profit after tax for the three months ended 31 March 2013, adjusted to reflect pro forma net income to Rosneft of BP’s previous 50% share of TNK-BP as if the Transaction completed on 1 January 2012.

The unaudited pro forma consolidated income statement does not include adjustments for:

•

BP’s share of Rosneft’s profit after tax for the six months ended 30 September 2013, as such profit after tax is already reflected in BP’s unaudited consolidated income statement filed with the Third Quarter Form 6-K.

•	The pro forma effect of Rosneft’s acquisition of AAR’s 50% stake in TNK-BP which was completed on 21 March 2013, except for actual results from the date of the acquisition.

•	Fair value adjustments to BP’s share of Rosneft’s assets and liabilities acquired and associated goodwill, as required by International Accounting Standard (IAS) 28.

•	Any non-recurring credits arising in Rosneft as a result of fair value adjustments in relation to Rosneft’s acquisition of TNK-BP.

•	Income statement impacts, such as interest income, or interest expense saved, as a consequence of BP receiving net cash of $11.8 billion as a result of the Transaction.

•	Any impact on earnings per share arising from BP’s statement that it will seek to offset any dilution of BP’s earnings per share arising from the Transaction.

BP p.l.c.

Unaudited pro forma consolidated income statement

BP p.l.c. unaudited pro forma consolidated income statement for the nine months ended 30 September 2013

			Pro forma adjustments
			Gain on TNK-BP
	Notes	As reported	Disposal	Rosneft	As adjusted

$ million
Sales and other operating revenues		285,419	—	—	285,419
Earnings from joint ventures
– after interest and tax		346	—	—	346
Earnings from associates
– after interest and tax	1,2	1,742	—	798	2,540
Interest and other income		542	—	—	542
Gains on sale of businesses and fixed assets	4	13,072	(12,500)	—	572

Total revenues and other income		301,121	(12,500)	798	289,419
Other components of profit before interest and taxation		270,929	—	—	270,929

Profit before interest and taxation		30,192	(12,500)	798	18,490

Finance costs		813	—	—	813
Net finance expense relating to pensions and other post-retirement benefits		357	—	—	357

Profit before taxation		29,022	(12,500)	798	17,320
Taxation	2	6,362	—	80	6,442

Profit for the period		22,660	(12,500)	718	10,878

Attributable to
BP shareholders		22,409	(12,500)	718	10,627
Non-controlling interests		251	—	—	251

		22,660	(12,500)	718	10,878

Earnings per share – cents
Profit for the period attributable to BP shareholders
Basic	3	117.86			55.90
Diluted	3	117.20			55.58

See accompanying notes to unaudited pro forma consolidated income statement

BP p.l.c.

Unaudited pro forma consolidated income statement

Notes to Unaudited pro forma consolidated income statement

Basis of preparation

The unaudited pro forma consolidated income statement of BP has been derived from BP’s unaudited consolidated financial statements for the nine months ended 30 September 2013, Rosneft’s Interim Condensed Consolidated Financial Statements (Unaudited) for the three months ended 31 March 2013 (as reported by Rosneft on 30 April 2013) and the results of TNK-BP for the three months ended 31 March 2013, derived from Rosneft’s Interim Condensed Consolidated Financial Statements (Unaudited) for the three months ended 31 March 2013.

The unaudited pro forma consolidated income statement for the nine months ended 30 September 2013 is presented to show the effect of the Transaction as if the Transaction had occurred on 1 January 2012.

The unaudited pro forma consolidated income statement discloses income from continuing operations, before non-recurring charges or credits directly attributable to the Transaction.

Pro forma adjustments and assumptions

The unaudited pro forma consolidated financial statements reflect the adjustments and assumptions set out in Notes 1 to 4 below.

Note 1 Pro forma adjustments relating to BP’s acquisition of an additional 18.5% stake in Rosneft

Under IFRS, BP accounts for its investment in Rosneft according to IAS 28, Investments in Associates and Joint Ventures. An investment in an associate is accounted for using the equity method from the date on which it becomes an associate. On acquisition of the investment any difference between the cost of the investment and the investor’s share of the net fair value of the associate’s identifiable assets and liabilities is accounted for as follows:

(a)	goodwill relating to an associate is included in the carrying amount of the investment.

(b)	any excess of the investor’s share of the net fair value of the associate’s identifiable assets and liabilities over the cost of the investment is included as income in the determination of the investor’s share of the associate’s profit or loss in the period in which the investment is acquired.

Appropriate adjustments to the investor’s share of the associate’s profits or losses after acquisition are also made to account, for example, for depreciation of the depreciable assets based on their fair values at the acquisition date or for the amortization of identified intangible assets which may or may not be recognized in Rosneft’s own financial statements. Similarly, appropriate adjustments to the investor’s share of the associate’s profits or losses after acquisition are made for impairment losses recognized by the associate, such as for goodwill or property, plant and equipment. BP has not yet been able to finalize fair values and goodwill, therefore this unaudited pro forma consolidated income statement does not include any such adjustments.

Note 2 Pro forma adjustments for Rosneft and TNK-BP

Financial information for Rosneft has been derived from its Interim Condensed Consolidated Financial Statements (Unaudited) for the three months ended 31 March 2013, prepared in Russian roubles and under IFRS as published by the IASB. The following exchange rates have been used to convert Russian roubles to US Dollars:

Income statement for the three months ended 31 March 2013	30.4019

BP’s share of Rosneft’s adjusted profit after tax for the three months ended 31 March 2013 is calculated as follows:

Three months ended 31 March 2013
Rosneft’s reported net income (billion roubles)	101
TNK-BP result relating to BP’s 50% share for 79 days (billion roubles)	35

Rosneft’s adjusted net income (billion roubles)	136
USD:RUB year-to-date average exchange rate	30.4019

Rosneft’s reported adjusted net income ($ million)	4,473

BP’s share (19.75%) of Rosneft’s adjusted consolidated net income ($ million)	883
Less: amount already recognized in BP’s unaudited consolidated income statement ($ million)	85

Net adjustment ($ million)	798

Rosneft’s results above have been adjusted to reflect the net income of BP’s previous 50% stake in TNK-BP as if the Transaction completed on 1 January 2012.

The unaudited pro forma consolidated income statement does not include adjustments for BP’s share of Rosneft’s profit after tax for the six months ended 30 September 2013, as such profit after tax is already reflected in BP’s unaudited consolidated income statement filed with the Third Quarter Form 6-K.

Distributions from Rosneft to BP are subject to Russian withholding tax at a rate of up to 15%. In the unaudited pro forma consolidated income statement a provision has been recognized for this withholding tax at an assumed rate of 10% in accordance with the current UK/Russia Double Taxation Convention.

BP p.l.c.

Unaudited pro forma consolidated income statement

Note 3 Earnings per share

The weighted average numbers of BP ordinary shares outstanding during the period used to calculate earnings per share are as follows:

Nine months ended 30 September 2013
Basic weighted average number of shares outstanding (thousand)	19,012,247
Weighted average number of shares outstanding used to calculate diluted earnings per share (thousand)	19,120,033

Note 4 Material non-recurring credit which resulted directly from the Transaction

As a direct result of the Transaction, a gain on disposal of BP’s investment in TNK-BP in the amount of $12.5 billion was recognized in BP’s unaudited consolidated income statement for the three months ended 31 March 2013. The unaudited pro forma consolidated income statement has been adjusted to exclude this gain on disposal.